AGREEMENT


         This agreement ("Agreement") is entered in to as of January 1, 1997, among Debbie Reynolds ("DR") (or a corporation to be designated by her), on the one hand, and ILX, Incorporated ("ILX") and Red Rock Collection Incorporated ("Red Rock"), jointly and severally on the other, and is made with reference to the following facts:

         A. ILX is the owner of the Los Abrigados Resort and Spa in Sedona, Arizona) the "Hotel"). Red Rock is a wholly-owned subsidiary of ILX and is engaged in the business of manufacturing and selling personal care products utilizing natural ingredients indigenous to the Sedona area and which is marketed utilizing a Sedona theme, including, at the Hotel. Red Rock is seeking to expand the marketing and sales of its product line through various distribution channels including sales through its resort properties, sales to other properties, direct sales, radio advertising, television infomercial advertising and buying clubs.

         B. Red Rock is seeking the services of DR to act as a spokesperson for Red Rock's products and is desirous of acquiring certain personal care products and video materials owned by DR for use in Red Rock's product line.

         It is now agreed among the parties as follows:

         1. SERVICES. Red Rock hereby engages DR to promote and endorse Red Rock's line of face, body, bath and hair products ("Red Rock Line"). This Agreement shall not cover any makeup or accessories unless specifically agreed upon in writing by the parties.

         DR's services shall consist of:

          +    approximately two promotional appearances per year at the Hotel;

          +    a limited number of radio spots;

          +    a limited number of newspaper and magazine advertisements;

          +    one or more (if agreed to by DR) television infomercials;

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          +    such additional  reasonable  promotional services as may mutually determined and approved by DR.

         All services of DR hereunder shall be rendered at the Hotel, except that certain production services in connection with the production of advertising materials may be rendered in Las Vegas or Los Angeles. DR shall not be required to travel to other locations to promote the Red Rock line. DR's services shall not exceed two weeks per year. It is anticipated that DR shall render such services during two visits to the Hotel for approximately one week each during each year of the Term. During each such visit, advertising materials may be produced and/or updated, if necessary, and DR will make one personal appearance on behalf of the Red Rock Line. DR's services hereunder shall at all times be subject to her availability, including her responsibilities at the Debbie Reynolds Hotel & Casino and her live performing, and motion picture and television engagements.

         2. APPROVALS. DR shall have approval of all of her services hereunder and all aspects of Red Rock's promotional campaign utilizing her name, voice or likeness (the "Campaign"), including all personal appearances, all print advertisements, all radio and television advertising, all other marketing and advertising materials and of the media, method and duration in which such advertising and marketing occurs. DR shall have the right to utilize Todd Fisher ("TF") to produce all infomercial and radio spots and subject to DR's approval rights, TF shall have creative control thereof. DR shall also have the right to designate TF to consult with Red Rock from time to time on her behalf as to other matters hereunder. The parties shall consult on an ongoing basis with respect to the creation and development of the Campaign and the utilization of DR in connection therewith. DR shall have the right to designate TF to assist and supervise in the development and implementation of the Campaign.

         3. TERM. The Term of this Agreement shall be five (5) years, commencing on the date hereof, subject to earlier termination as provided herein and subject to extension upon mutual agreement of the parties.

         4. TERRITORY: The United States (the "Territory").

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         5.  ROYALTIES.  DR shall  receive a royalty (the  "Royalty") of fifteen percent (15%) of all gross revenues received or credited to the account of Red Rock (or any related entity) from any and all sales of any and all products included in the Red Rock Line ("Products") during the Term hereof and for the three-month period following the Term, less a reasonable allowance for returns, not to exceed ten (10%) of gross revenues, with no other deductions whatsoever. If after the first 6 months of the Term is its apparent that such reserve for returns is inadequate to cover actual returns, then such reserve shall be adjusted upwards, but not higher than fifteen percent (15%) and such reserve shall be reduced if it is apparent that a lower reserve would be adequate to cover actual returns on an ongoing basis, but not below five percent (5%). The unused portion of any allowance for returns shall be liquidated and payment made based thereon to DR within six (6) months. Notwithstanding the foregoing, DR shall not be paid the Royalty on (i) sales of Products by Red Rock to ILX for use as give away "premiums" to prospective time share purchasers or for use as hotel amenities (i.e., sample size containers provided in hotel guest rooms) at hotels owned by ILX, or (ii) limited quantities of sample Products given away (and not sold) by Red Rock for the purpose of promoting the Red Rock line to potential customers such as other hotels, retailers and the like ("Excluded Sales"). No other sales or other distribution of Products by Red Rock, ILX or any related entity shall be Excluded Sales.

         6. ACCOUNTINGS/AUDITS. DR shall receive bi-monthly accounting statements within twenty (20) days of the expiration of each calendar monthly period detailing all sales, the gross revenues received by or credited to Red Rock (or any related entity) all return allowances, any unused return allowance from prior periods, all Excluded Sales and the amount due DR for such accounting period. Each accounting statement shall be accompanies by payment of the amount due DR for such period. DR shall also receive on a quarterly basis, within twenty (20) days of the expiration of each calendar quarter a statement detailing all sales and returns on a Product by Product basis.

         Red Rock shall maintain accurate books and records concerning all sales and returns of Products made by Red Rock (or any affiliated entity) at its principal office and DR shall have the right at any time upon not less than ten
(10) days prior  notice to inspect  the books and  records of

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Red Rock to verify the  accuracy  thereof.  In the event that as a result of any such inspection it is determined that an accounting statement provided to DR contains a discrepancy in the amount due DR of more that five percent (5%), then Red Rock shall pay for cost of such audit.

         7. MINIMUM ROYALTIES. DR shall have the right to terminate this Agreement if DR has not received the following minimum royalties during the following applicable period:

          +    Commencement through end of second year to Term:     $350,000

          +    Third and each succeeding year of Term:              $250,000

         8. RED ROCK STOCK. As an inducement to DR to enter into this Agreement, upon execution hereof ILX shall irrevocably transfer ownership to DR or her designee of ten percent (10%) of the issued and outstanding stock of Red Rock ("DR Percentage"). ILX and Red Rock warrant that there is only one class of stock outstanding. Immediately prior to the transfer of said shares, all existing intercompany debt owed by Red Rock to ILX shall be converted to a contribution to capital by ILX such that no intercompany debt shall exist at the time of the transfer. DR's percentage shall be based upon the total number of Red Rock shares issued and outstanding after taking into account any additional shares issued or to be issued in respect of such ILX capital contribution.

         Within sixty (60) days following the transfer of shares to DR, ILX shall "spinoff" thirty percent (30%) of the issued and outstanding shares of Red Rock to the existing ILX shareholders. ILX shall then undertake to promptly register Red Rock shares with the SEC with a view to listing Red Rock on NASDAQ as soon as all requirements for listing are met. Either as part of the aforesaid registration or by separate registration, and upon the advice of Red Rock's underwriters, Red Rock shall undertake an initial public offering ("IPO") of $2-5 Million Dollars. The DR Percentage shall not be diluted by, or at any time prior to, the initial IPO (but may be diluted by subsequent public offerings in the same manner as applicable to the other shareholders). In the event the IPO does not occur within one (1) year after the date hereof, DR shall have the right to terminate this Agreement.

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         The DR shares  shall be subject  to a Stock  Transfer  Agreement  to be entered into concurrently herewith which shall contain the foregoing terms and additional mutually acceptable terms, including a 2 year "lock up" provision and a "buy-sell" agreement which shall provide, INTER ALIA, that DR shall be given the opportunity to sell her shares prior to any sale of shares by Joseph Martori (or any individual, trust or other entity related to Joseph Martori) and to participate on an equal basis in all public and private offerings. A copy of the Stock Transfer Agreement is attached hereto as Exhibit "A" and incorporated herein by this reference.

         Red Rock will pay for the cost of a professional valuation of both Red Rock and the DR Percentage and DR's approval of such valuation shall be a condition precedent to the effectiveness of this Agreement. The parties acknowledge that the Mentor Group of Westlake Village, California has been engaged to undertake such valuation.

         9. DR OWNED PRODUCTS. Concurrently with the execution hereof, DR shall quitclaim all of her interest in the personal care products listed in Exhibit "B" hereof to Red Rock for the purpose of including same (either in present or reformulated state) in the Red Rock Line. DR shall also concurrently grant an exclusive license to Red Rock during the Term in the Territory to distribute and sell the existing "make up and hair" videotape production featuring DR previously delivered to Red Rock (the "Video") in the United States. The cost of any necessary legal clearances in connection with the exploitation of the Video shall be borne by Red Rock. Such products (together with the hairclip being concurrently transferred to Red Rock by Todd Fisher) and the Video shall be considered Products hereunder upon which Royalties are payable in accordance with the terms hereof. DR shall have approval over all manner of distribution of the Video and advertising therefor and same shall not be edited or modified except with DR's written approval. DR may require that any editing of the Video be undertaken by TF. Upon expiration of the Term, all materials relating to the Video, including the video master and all copies thereof, shall be returned to DR.

         10. EXCLUSIVITY. During the Term hereof, DR shall not authorize the use of DR's name, likeness or identifiable voice to appear in or endorse any "Competitive Products" in the

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Territory.  "Competitive Products" shall be defined as face, body, bath and hair care products, but excluding make up and accessories.

         11. TIMESHARE. In further consideration for the services of DR hereunder, upon execution hereof, DR shall be granted a continuing one-week timeshare interest at the "Stonehouse" lodging at the Hotel, which shall not be subject to any yearly dues or other costs or assessments. Concurrently herewith and as a condition precedent to DR's obligations hereunder, ILX shall deed to DR and record in DR's name such timeshare interest.

         12. TRAVEL AND EXPENSES. At any time DR's services hereunder are required at a location other than the city of her residence, Red Rock shall provide first-class air transportation and hotel accommodations for two, together with payment of all expenses, including meals, incidentals and the like. When DR's services are required in Sedona, the accommodations shall be, when available, the Stonehouse lodging at the Hotel (or other accommodations acceptable to DR if the Stonehouse is not available), and DR shall be provided with first-class meals for DR and her guest and free use of all of the Hotel's facilities and services. DR shall be provided with first-class ground transportation (limousine if requested) to and from all airports, locations where her services may be rendered and at all other times when desired by DR while at a location.

         13. HAIR STYLIST AND MAKE UP ARTIST. Red Rock agrees to utilize and pay customary rates for DR's designated hair stylist and make up artist for all services hereunder.

         14. LEGAL FEES. Red Rock agrees to reimburse DR for all legal expenses incurred in the review of any registration statements or other similar public filing prepared by ILX and Red Rock, as contemplated hereunder. In addition, Red Rock agrees to pay directly or reimburse DR for legal fees incurred in the preparation, review and negotiation of this Agreement, and the related agreements being executed concurrently herewith, not exceeding Twenty Thousand Dollars ($20,000.00).

         15. UNION SIGNATORY. Red Rock agrees that all television or radio commercials produced hereunder shall be produced in a manner consistent with the Union having jurisdiction

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over same, and subject to all the terms and  conditions of the applicable  Union
Agreement. The production company involved shall be a Union Signatory. Red Rock shall pay any minimum amounts required to be paid pursuant to such Union Agreement to DR and in respect of pension, health and welfare contributions.

         16. NO ASSIGNMENT. Red Rock shall not have the right to assign this Agreement or its rights without DR's prior written approval.

         17. BREACH. In the event of a breach hereof by Red Rock, DR shall have the right to terminate this Agreement unless the breach is cured within fifteen
(15) days after Red Rock's receipt of notice thereof from Lender. Said notice shall be five (5) business days with respect to payments hereunder. Upon any termination of this Agreement, there shall be no further use or dissemination by Red Rock of DR's name, voice or likeness, including, but not limited to, in or in connection with any advertising, marketing or promotional materials or products.

         18. INDEMNIFICATION. Red Rock agrees to defend, indemnify and hold DR and her representatives from and against any claims, losses, suits, liabilities, obligations, costs and attorneys' fees which DR or DR's representatives may suffer as a result of any actions (including, without limitation, consumer actions) stemming directly or indirectly from DR's participation on behalf of Red Rock, including, without limitation, any product liability claims, errors and omissions claims, claims by competitors or governmental authorities.

         19. INSURANCE. ILX and Red Rock shall name DR as an additional insured on each of their product liability insurance policies, general liability insurance policies and errors and omissions insurance policies. Said policies shall initially be in an amount not less than One Million Dollars ($1,000,000) per person and Five Million Dollars ($5,000,000) per occurrence, but shall be raised to Two Million Dollars ($2,000,000) per person and Ten Million Dollars ($10,000,000) per occurrence on the earlier of the IPO or the commencement of the second year of the Term. Such policies shall be maintained by Red Rock in effect during the Term and for two (2) years thereafter. Said policies shall further provide that DR will receive at least thirty (30) days advance notice of termination of such insurance. Prior to the dissemination of any

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commercials or other productions utilizing DR's name, voice or likeness, DR will be provided with Certificates of Insurance with respect to such insurance. A breach by Red Rock of this paragraph shall be a material breach of this Agreement giving DR the right to terminate and to seek injunctive relief, without limitation of any other remedies.

         20. CHANGE OF CONTROL. DR shall have the right to terminate this Agreement and her further obligations hereunder if Joseph P. Martori shall cease to be the Chairman and Chief Executive Officer of ILX and Red Rock, as well as the controlling shareholder of ILX and, if and when Red Rock is no longer a subsidiary of ILX, Red Rock.

         21. NOTICES. All notices, payments and statements given hereunder shall be mailed, postage pre-paid, hand-delivered or, in the case of notices which do not involve payment or an accounting statement, telefaxed. Notices shall be effective on the third day after the date of mailing by United States mail or on the date of telefax or hand delivery. Notices to the parties shall, until further notice, be sent to the following addresses:

DR:                                               RED ROCK/ILX

c/o Owen & De Salvo Company                       Red Rock Incorporated
1684 Ventura Boulevard, Suite 800                 3840 North 16th Street
Studio City, California  91604                    Phoenix,  Arizona  85016
Attention:  Mr. David De Salvo                    Attention:  Joseph P. Martori

WITH COPY TO:

Kleinberg, Lopez, Lange, Brisbin & Cuddy
2049 Century Park East, Suite 3180
Los Angeles, California  90067-3863
Attention:  Robert M. Lange, Esq.

         22. GENERAL. This Agreement sets forth the entire Agreement between the parties and supersedes all other written or oral agreements of the parties relating to the subject matter hereof. This Agreement cannot be modified, altered or amended except by an agreement in writing signed by each of the parties. The failure of either party to this Agreement to object or take action with respect to breach of this Agreement shall not be construed as a waiver said breach or any future breach hereof. This Agreement shall be construed and interpreted in accordance with

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the laws of the State of California, applicable to agreements to be executed and performed therein. If either party initiates legal action to enforce this Agreement, the prevailing party shall be entitled to recover, in addition to such other relief as may be granted, all reasonable attorneys' fees and costs incurred in connection with such litigation. Headings are for the convenience of the parties and should not be used to construe meaning. This Agreement may be executed in counterparts with some legal effect as if each party had signed the same copy.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the dated first indicated above.

                                            RED ROCK INCORPORATED



/s/ Debbie Reynolds                         By: /s/ Joseph P. Martori
--------------------------------               ---------------------------------
DEBBIE REYNOLDS
                                            Its: CHIARMAN
                                                --------------------------------

                                            ILX INCORPORATED



                                            By: /s/ Joseph P. Martori
                                               ---------------------------------
                                            Its: CHAIRMAN
                                                --------------------------------

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